CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL GENERAL MEETING
CALGARY, ALBERTA – MAY 7, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual General Meeting of the Shareholders on May 3, 2018. The result of the vote by shareholders for each resolution is reported below.

1. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	863,885,449 96.14%	34,665,462 3.86%
N. Murray Edwards	871,827,136 97.03%	26,723,775 2.97%
Timothy W. Faithfull	896,898,878 99.82%	1,652,033 0.18%
Christopher L. Fong	897,787,025 99.91%	763,886 0.09%
Ambassador Gordon D. Giffin	868,263,485 96.63%	30,287,426 3.37%
Wilfred A. Gobert	876,985,621 97.60%	21,565,290 2.40%
Steve W. Laut	886,009,446 98.60%	12,541,465 1.40%
Tim S. McKay	880,626,724 98.01%	17,924,187 1.99%
Honourable Frank J. McKenna	873,352,614 97.20%	25,198,297 2.80%
David A. Tuer	876,030,994 97.49%	22,519,917 2.51%
Annette M. Verschuren	878,136,093 97.73%	20,414,818 2.27%

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2. The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	891,788,155 97.79%	20,124,257 2.21%
	Votes For	Votes Against
3. The Corporation’s approach to executive compensation.	852,665,801 94.89%	45,884,811 5.11%

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-517-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com